

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 31, 2022

Christopher Foster
Executive Vice President and Chief Financial Officer
PG&E Corporation
77 Beale Street
P.O. Box 770000
San Francisco, California 94117

> **Re: PG&E Corporation**
> **Pacific Gas and Electric Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed February 10, 2022**
> **Form 10-Q for the Quarterly Period Ended June 30, 2022**
> **Filed July 28, 2022**
> **Item 2.02 Form 8-K filed July 28, 2022**
> **File Nos. 1-12609 and 1-2348**

Dear Christopher Foster:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Energy & Transportation